Exhibit 99.1

Gazit-Globe Ltd. 1 HaShalom Rd. Tel Aviv, Israel 67892 +972 3 694 8000	For additional information: Gil Kotler, Senior Executive VP and CFO

FOR IMMEDIATE RELEASE:

Gazit-Globe Reports First Quarter 2015 Financial Results

FFO grew by 6% to NIS 160 million; Net debt to total assets (LTV) declined to 49.3%

TEL-AVIV, ISRAEL; May 31, 2015 – Gazit-Globe (NYSE; TSX; TASE: GZT), one of the world’s leading multi-national real estate companies focused on the management, acquisition, development and redevelopment of supermarket-anchored shopping centers in major urban markets, announced today its financial results for the first quarter ended March 31, 2015.

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

Highlights:

•	NOI for the quarter increased by 26% to NIS 1,028 million (US$ 258 million) compared to NIS 817 million (US$ 205 million in the same quarter last year. The increase results from the consolidation of Atrium’s financial reports for the first time which resulted in an increase of NIS 218 million (US$ 55 million) in the NOI

•	FFO for the quarter increased by 6% to NIS 160 million (US$ 40 million), or NIS 0.90 per share (US$ 0.23), compared to NIS 151 million (US$ 38 million), or NIS 0.86 per share (US$ 0.22), in same quarter last year. The number of shares grew by 1% between the periods

•	Investments during the quarter totaled NIS 861 million (US$ 216 million). The group also recycled capital from the divestiture of non-core assets in the amount of NIS 665 million (US$ 167 million)

•	Same Property NOI for the quarter, excluding the effect of changes in exchange rates, decreased by 0.9% compared to same quarter last year. Occupancy rate as of March 31, 2015 was 95.6% compared to 95.3% as of March 31, 2014

•	Shareholders’ equity as of March 31, 2015 totaled NIS 7,842 million (US$ 1,970 million), or NIS 44.0 per share (US$ 11.06 per share), compared to NIS 7,789 million (US$ 1,957 million), or NIS 44.3 per share (US$ 11.13 per share), as of March 31, 2014

•	EPRA NAV per share as of March 31, 2015 was NIS 59.1 (US$ 14.85) compared to NIS 56.8 per share (US$ 14.27) as of March 31, 2014

•	As of March 31, 2015, the Group had liquid assets and unutilized revolving credit facilities in the amount of NIS 13.0 billion (US$ 3.3 billion) of which NIS 3.2 billion (US$ 0.8 billion) is at the Company level

•	As of March 31, 2015, net debt to total assets (LTV) was 49.3%, compared to 55.5% as of March 31, 2014

•	The Company declared a quarterly cash dividend of NIS 0.46 per share payable on July 6, 2015 to shareholders of record as of June 22, 2015, which represents an annualized dividend per share of NIS 1.84. The dividend policy for 2015 is a minimum quarterly dividend payment of NIS 0.46 per share, representing an increase of 2.2% over the 2014 dividend.

•	After the quarter ended, Gazit-Globe’s subsidiary, Citycon (42.8%), entered into an agreement to purchase all of the shares of Norway’s second largest commercial real estate company, Sektor Gruppen, for consideration amounting to approximately EUR 1.47 billion subject to customary balance sheet and post-closing adjustments. The consideration will be paid in cash (approximately EUR 541 million) and by the assumption of debt

Roni Soffer, President of Gazit-Globe: “We are pleased to conclude a strong quarter in which we experienced continued growth in our activities. Recently, we announced a major, strategic transaction in which Citycon will acquire Norway’s second-largest shopping center company for EUR 1.47 billion. Citycon will become the largest publicly-listed shopping center company in the Nordic region and the third largest in continental Europe. This strategic transaction alongside the constant upgrading of the Company’s portfolio around the world, has positioned the Group well for continued long-term growth.”

Exchange rate as of March 31, 2015 of 1 USD = 3.98 NIS

Financial Highlights for the three months ended March 31, 2015:

•	Rental income increased by 24% to NIS 1,527 million compared to NIS 1,227 million in the same quarter last year. The increase results from the consolidation of Atrium’s financial reports for the first time which resulted in an increase of NIS 311 million in the rental income.

•	NOI for the quarter increased by 26% to NIS 1,028 million compared to NIS 817 million in the same quarter last year. The increase results from the consolidation of Atrium’s financial reports for the first time which resulted in an increase of NIS 218 million in the NOI.

•	Same-property NOI, excluding the effect of changes in exchange rates, decreased by 0.9%, resulting from an increase of 4.6% in the same-property NOI from Canada, a 2.8% increase in same-property NOI from the US, a 2.4% increase in same-property NOI from Northern Europe and a 12.8% decrease in same-property NOI from Central and Eastern Europe.

•	FFO for the quarter increased by 6% to NIS 160 million, or NIS 0.90 per share, compared to NIS 151 million, or NIS 0.86 per share, in same quarter last year. The number of shares grew by 1% between the periods.

•	Net income attributable to the Company’s shareholders totaled NIS 376 million, or NIS 2.10 per share, compared to net income of NIS 157 million, or NIS 0.89 per share, in the same quarter last year.

•	Occupancy rate as of March 31, 2015 was 95.6% compared to 95.3% as of March 31, 2014. Occupancy rate as of March 31, 2014 was 95.6% in Canada, 95.2% in the US, 95.9% in North Europe and 96.7% in Central and Eastern Europe.

•	The fair value gain from investment property and investment property under development was NIS 107 million compared to NIS 25 million in the same quarter last year.

•	Shareholders’ equity as of March 31, 2015 totaled NIS 7,842 million, or NIS 44.0 per share, compared to NIS 7,789 million, or NIS 44.3 per share, as of March 31, 2014.

Acquisition, Development, Redevelopment and Capital Recycling Activities:

•	During the first quarter of 2015, the Group invested NIS 861 million, including one income-producing property totaling 13 thousand square meters for a total amount of NIS 344 million as well as NIS 517 million in new development and redevelopment projects. The Group also recycled capital from the divestiture of non-core assets in the amount of NIS 665 million.

•	As of March 31, 2015, the Group had 8 properties under development with a gross leasable area of 195 thousand square meters and a total investment of NIS 1.6 billion, and 20 properties under redevelopment with a gross leasable area of 311 thousand square meters and a total investment of NIS 3.8 billion. The additional cost to complete the properties under development and redevelopment totals NIS 2.1 billion.

•	During the first quarter of 2015, Gazit-Globe acquired 52.1 million ordinary shares of Atrium European Real Estate Limited (“ATR”) representing approximately 13.9% of ATR’s issued share capital and voting rights. The shares were acquired from a consortium managed by CPI CEE Management LLC, at a price of EUR 4.40 per share, for a total consideration of approximately EUR 229 million in an off-market transaction. With the closing of the transaction Gazit-Globe became the sole controlling shareholder of Atrium and started to consolidate its financial reports.

Financing Activities:

•	During the first quarter of 2015, the Group raised NIS 0.8 billion in equity. In addition, the Group raised approximately NIS 1.1 billion through debenture offerings.

•	The average nominal annual cost of debt during the first quarter of 2015, was 3.5%, compared to 4.3% in the same quarter last year. The decrease is mainly a result of the negative Israeli CPI in the quarter.

•	The Company declared a quarterly cash dividend of NIS 0.46 per share payable on July 6, 2015 to shareholders of record as of June 22, 2015, which represents an annualized dividend per share of NIS 1.84.

ACCOUNTING AND OTHER DISCLOSURES

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Monday, June 1, 2015 at 5:00 pm Israel Time / 4:00 pm Central European Time / 10:00 am Eastern Time, to review the first quarter 2015 financial results. Shareholders, analysts and other interested parties can access the conference call by dialing 1877 280 1254 (U.S./Canada) or 0800 279 5004 (U.K.) or +44 (0) 20 3427 1907 (International) or 1809 212 925 (Israel), or on the Company’s website www.gazit-globe.com. (Conference ID 5575639)

For those unable to participate during the call, a replay will be available for future review on Gazit-Globe’s website under Investor Relations.

About Gazit-Globe

Gazit-Globe is one of the largest owners, developers and operators of predominantly supermarket-anchored shopping centers in major urban markets around the world. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-25 and Real-Estate 15 indices in Israel. Gazit-Globe owns and operates 448 properties in more than 20 countries, with a gross leasable area of approximately 6.5 million square meters and a total value of approximately US$ 19 billion.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s annual report is available on Gazit-Globe website at www.gazit-globe.com

Investors Contact: IR@gazitgroup.com, Media Contact: press@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000 / New York Office, Tel: +1 212 897 9741

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Below please find excerpts from our Q1 2015 financial report. For our full Q1 2015 report in English, please go to http://www.gazitglobe.com/financial-reports.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2015	2014	2014
	Unaudited		Audited
	NIS in millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,991	921	650
Short-term deposits and loans	357	450	368
Marketable securities	45	109	299
Financial derivatives	128	54	90
Trade receivables	582	668	536
Other accounts receivable	389	282	303
Inventory of buildings and apartments for sale	581	727	588
Income taxes receivable	22	20	14

	5,095	3,231	2,848
Assets classified as held for sale	303	931	1,046

	5,398	4,162	3,894

NON-CURRENT ASSETS
Equity-accounted investees	2,196	5,941	6,213
Other investments, loans and receivables	709	423	564
Available-for-sale financial assets	373	438	383
Financial derivatives	720	838	288
Investment property	65,951	53,114	56,646
Investment property under development	3,119	2,504	1,642
Non-current inventory	2	4	2
Fixed assets, net	201	162	171
Intangible assets, net	100	104	103
Deferred taxes	87	106	78

	73,458	63,634	66,090

	78,856	67,796	69,984

The notes are an integral part of the interim condensed consolidated financial statements.

	March 31,		December 31,
	2015	2014	2014
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	570	506	553
Current maturities of non-current liabilities	2,618	2,441	2,711
Financial derivatives	55	19	59
Trade payables	812	901	900
Other accounts payable	1,597	1,322	1,262
Advances from customers and buyers of apartments	275	273	304
Income taxes payable	93	32	74

	6,020	5,494	5,863
Liabilities attributed to assets held for sale	17	119	110

	6,037	5,613	5,973

NON-CURRENT LIABILITIES
Debentures	27,931	22,891	24,433
Convertible debentures	1,162	1,184	1,254
Interest-bearing loans from financial institutions and others	9,428	12,324	8,552
Financial derivatives	95	177	94
Other liabilities	450	193	190
Deferred taxes	4,331	3,312	3,618

	43,397	40,081	38,141

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	232	229	232
Share premium	4,413	4,295	4,411
Retained earnings	5,209	5,238	4,915
Foreign currency translation reserve	(2,162)	(2,062)	(1,641)
Other reserves	171	110	127
Loans to purchase shares	—	(*—	(*—
Treasury shares	(21)	(21)	(21)

	7,842	7,789	8,023
Non-controlling interests	21,580	14,313	17,847

Total equity	29,422	22,102	25,870

	78,856	67,796	69,984

*)	Represents an amount of less than NIS 1 million.

The notes are an integral part of the interim condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	Unaudited		Audited
	NIS in millions (except for per share data)
Rental income	1,527	1,227	4,913
Property operating expenses	499	410	1,584

Net operating rental income	1,028	817	3,329

Revenues from sale of buildings, land and construction works performed	349	331	1,357
Cost of buildings sold, land and construction works performed	355	438	1,660

Gross loss from sale of buildings, land and construction works performed	(6)	(107)	(303)

Total gross profit	1,022	710	3,026
Fair value gain from investment property and investment property under development, net	107	25	1,053
General and administrative expenses	(187)	(147)	(619)
Other income	4	4	55
Other expenses	(502)	(5)	(81)
Company’s share in earnings of equity-accounted investees, net	35	78	12

Operating income	479	665	3,446
Finance expenses	(312)	(379)	(2,115)
Finance income	618	120	157

Income before taxes on income	785	406	1,488
Taxes on income	58	92	405

Net income	727	314	1,083

Attributable to:
Equity holders of the Company	376	157	73
Non-controlling interests	351	157	1,010

	727	314	1,083

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings	2.11	0.89	0.41

Diluted net earnings	2.10	0.89	0.39

The notes are an integral part of the interim condensed consolidated financial statements.

FFO (EPRA Earnings)

The table below presents the calculation of the Company’s FFO, calculated according to the recommendations of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

			For the year
	For the 3 months ended March 31,		ended December 31
	2015	2014	2014
	NIS in millions (other than per share data)
Net income attributable to equity holders of the Company for the period	376	157	73

Adjustments:
Fair value gain from investment property and investment property under development, net	(107)	(25)	(1,053)
Capital loss on sale of investment property	5	3	65
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	(575)	(98)	156
Adjustments with respect to equity-accounted investees	12	20	324
Loss from decrease and revaluation in and revaluation of holding interest in investee	1,531	1	1
Deferred taxes and current taxes with respect to disposal of properties	41	100	399
Gain from bargain purchase	(1,065)	—	(47)
Acquisition costs recognized in profit or loss	1	1	6
Loss (gain) from early redemption of interest-bearing liabilities and financial derivatives	(1)	(3)	154
Non-controlling interests’ share in above adjustments	42	1	267

Nominal FFO	260	157	345

Additional adjustments:

CPI and exchange rate linkage differences	(142)	(57)	(5)
Depreciation and amortization	5	4	13
Adjustments with respect to equity-accounted investees	(3)	(16)	(3)
Other adjustments	40	63	248

FFO according to the management approach	160	151	598

FFO according to the management approach per share (basic and diluted) (in NIS)	0.90	0.86	3.39

Number of shares used in the basic FFO per share calculation (in thousands)	178,414	175,811	176,459

Number of shares used in the diluted FFO per share calculation (in thousands)	178,507	176,014	176,546

1	Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of expenses and income from extraordinary legal proceedings not related to the Reporting Periods, expenses relating to non-recurring payments arising from the termination of engagements with senior Group officers, as well as income and expenses from operations not related to income-producing property (including the results of Dori Group) and internal leasing costs (mainly salary) incurred in the leasing of properties.
2	Weighted average for the period.